Exhibit 99.1

For Release

UNITIL REPORTS FIRST QUARTER EARNINGS

HAMPTON, N.H., APRIL 24, 2013 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Earnings Applicable to Common Shareholders (Earnings) of $10.8 million for the first quarter of 2013, an increase of $1.8 million, or 20.0%, over the first quarter of 2012. Earnings per common share (EPS) were $0.79 for the first quarter of 2013, compared to $0.83 per share in the first quarter of 2012. As discussed below, the 2013 first quarter EPS reflects the higher number of average shares outstanding period over period. The Company’s results for the first quarter of 2013 as compared to the same period in 2012 reflect higher electric and gas sales margins and lower borrowing costs, partially offset by higher operating costs.

“Our strong first quarter financial results reflect the combination of colder winter weather in 2013 compared to last year and the positive effect of base rate increases and customer growth,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. “We will seek regulatory recovery of our continued investments in our utility infrastructure and earnings on the equity we contributed to our operating companies last year.”

Natural gas sales margin was $30.5 million in the three months ended March 31, 2013, an increase of $3.2 million, or 11.7%, compared to the same period in 2012. In the first quarter of 2013, natural gas sales margin was positively affected by higher therm unit sales and higher distribution base rates. Therm sales of natural gas increased 12.3% in the three months ended March 31, 2013 compared to the same period in 2012, principally driven by the effect of colder winter weather and customer growth in the first quarter of 2013 compared to 2012. Based on weather data collected in the Company’s service areas, there were 10% more Heating Degree Days in the first quarter of 2013 compared to the same period in 2012. Weather-normalized gas therm sales (excluding decoupled sales) are estimated to be 6.6% higher in the first quarter of 2013 compared to the same period in 2012, reflecting healthy customer growth. Approximately 11.0% of the Company’s total therm sales of natural gas are decoupled and changes in these sales do not affect sales margin.

6 Liberty Lane West

Hampton, New Hampshire 03842

www.unitil.com

Ph: 603-772-0775 Fax: 603-773-6605

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Electric sales margin was $18.4 million in the three months ended March 31, 2013, an increase of $2.3 million, or 14.3%, compared to the same period in 2012, reflecting higher electric kilowatt-hour (kWh) sales and higher distribution base rates. Electric sales margin in 2013 also reflects higher recovery of $0.9 million of vegetation management and electric reliability enhancement expenditures as well as an increase of $0.3 million in the recovery of major storm restoration costs, which are offset by a corresponding increase in expenses. Electric kWh sales increased 2.7% compared to the first quarter of 2012, principally driven by the effect of colder winter weather and customer growth in the first quarter of 2013 compared to 2012. Weather-normalized kWh sales (excluding decoupled sales) are estimated to be 1.7% higher in the first quarter of 2013 compared to the same period in 2012. Approximately 27.0% of total electric kWh sales are decoupled and changes in these sales do not affect sales margins.

Usource, the Company’s non-regulated energy brokering business, recorded sales margin of $1.5 million in the first quarter of 2013, an increase of $0.2 million compared to the first quarter of 2012.

Operation and Maintenance (O&M) expenses increased $1.9 million in the three months ended March 31, 2013 compared to the same period in 2012. The increase in O&M expenses in the first quarter of 2013 compared to the same period in 2012 reflects higher utility operating costs of $1.1 million, higher professional fees and insurance claims expenses of $1.0 million and a decrease in all other operating costs, net of $0.2 million. The increase in utility operating costs in the first quarter of 2013 compared to same period in 2012 includes an increase of $0.9 million in new spending on vegetation management and electric reliability enhancement programs which is recovered through cost tracker rate mechanisms that result in a corresponding and offsetting increase in revenue and margin in the period.

Depreciation and Amortization expense increased $1.1 million in the three months ended March 31, 2013 compared to the same period in 2012, reflecting higher depreciation on normal utility plant additions of $0.6 million, higher amortization of previously deferred major storm restoration costs of $0.3 million and an increase in all other amortization of $0.2 million.

Local Property and Other Taxes increased by $0.1 million in the three months ended March 31, 2013 compared to the same period in 2012, reflecting higher property taxes on higher levels of utility plant in service.

Interest Expense, net decreased $0.3 million in the three months ended March 31, 2013 compared to the same period in 2012, reflecting lower average rates and lower short-term borrowings.

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Selected financial data for 2013 and 2012 is presented in the following table:

Unitil Corporation – Condensed Financial Data

(Millions, except Per Share and Shares Data) (Unaudited)

	Three Months Ended March 31,
	2013	2012	Change
Gas Therm Sales:
Residential	19.4	17.0	14.1%
Commercial/Industrial	61.9	55.4	11.7%

Total Gas Therm Sales	81.3	72.4	12.3%

Electric kWh Sales:
Residential	188.4	179.4	5.0%
Commercial/Industrial	237.3	235.3	0.8%

Total Electric kWh Sales	425.7	414.7	2.7%

Gas Revenues	$70.8	$64.2	$6.6
Purchased Gas	40.3	36.9	3.4

Gas Sales Margin	30.5	27.3	3.2

Electric Revenues	45.9	48.7	(2.8)
Purchased Electricity	27.5	32.6	(5.1)

Electric Sales Margin	18.4	16.1	2.3

Usource Sales Margin	1.5	1.3	0.2

Total Sales Margin	50.4	44.7	5.7

Operation & Maintenance Expenses	15.3	13.4	1.9

Depreciation, Amortization, Taxes & Other	19.7	17.4	2.3

Interest Expense, Net	4.6	4.9	(0.3)

Earnings Applicable to Common Shareholders	$10.8	$9.0	$1.8

Earnings Per Share	$0.79	$0.83	$(0.04)
Weighted Average Common Shares Outstanding (000’s)	13,750	10,921	2,829

On May 16, 2012, the Company sold 2,760,000 shares of its common stock at a price of $25.25 per share in a registered public offering. The Company used the net proceeds of approximately $65.7 million from this offering to make equity capital contributions to its regulated utility subsidiaries, repay short-term debt and for general corporate purposes. Overall, the results of operations reflect a higher number of average shares outstanding year over year.

At its January 2013 and March 2013 meetings, Unitil’s Board of Directors declared quarterly dividends on the Company’s common stock of $0.345 per share. These quarterly dividends result in a current effective annual dividend rate of $1.38 per share continuing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

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The Company’s results are expected to reflect the seasonal nature of the natural gas businesses. Accordingly, the Company expects that results of operations will be positively affected during the first and fourth quarters, when sales of natural gas are typically higher, and negatively affected during the second and third quarters, when gas operating and maintenance expenses usually exceed sales margins in the period.

The Company will hold a quarterly conference call to discuss first quarter 2013 results on Wednesday, April 24, 2013, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 101,700 electric customers and 73,700 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of energy commodities and transmission capacity and Unitil’s ability to recover energy commodity costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; Unitil’s energy brokering customers’ performance under multi-year energy brokering contracts; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission, including those appearing under the caption “Risk Factors” in Unitil’s Annual Report on Form 10-K for the year ended December 31, 2012. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations	Alec O’Meara – Media Relations
Phone: 603-773-6499	Phone: 603-773-6404
Email: chong@unitil.com	Email: omeara@unitil.com